March 28, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: James Lopez, Esq.

Re:	Cancer Genetics, Inc.
Amended Registration Statement on Form S-1
Filed March 22, 2013
File No. 333-178836

Dear Mr. Lopez:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our responses to the comments contained in the letter, dated March 26, 2013 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Amended Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 20 to that Registration Statement (“Amendment No. 20”) at which point the Company anticipates launching its road show. Enclosed are three courtesy copies of Amendment No. 20, which are marked to show changes from the Registration Statement as filed with the Commission on March 22, 2013.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Cover Page

1.	We note statements on pages 36, 127 and elsewhere that your shares “will be listed” on the OTCQX. We also note the statement on your cover page that you have applied to have your shares approved for trading on the OTCQX. Please revise the cover page and where appropriate to state, if true, that there is no certainty that market makers will apply to quote your securities on the OTCQX or that a trading market will develop. Additionally, please revise where appropriate to briefly clarify the procedures for trading on the OTCQX and address the actions you have taken and plan to take with the goal of having an authorized OTCQX market maker sponsor your securities.

Securities and Exchange Commission	March 28, 2013

Response:

The Company has added disclosure to set forth the actions which have been taken with respect to getting its common stock sponsored by a market maker and quoted on the OTC-Bulletin Board.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

2.	We note the disclosure on page 17 that you “expect that approximately $9.5 million in indebtedness … shall remain outstanding after this offering.” It appears based on your anticipated use of proceeds and outstanding indebtedness of approximately $19.2 million that you will have significantly more than $9.5 million of indebtedness after the offering. Please revise risk factors and Liquidity and Capital Resources to clearly and succinctly describe and quantify your outstanding indebtedness now and after the offering. Your revised disclosure on page 81 should clarify the approximate amount of capital you need after the offering to maintain current operations, as distinguished from expanding your business to meet long-term objectives, for the next 12 months.

Response:

The Company revised its risk factors and Liquidity and Capital Resources disclosure. The Company notes that it currently has approximately $19.2 million of debt outstanding. The following holders have agreed to convert certain outstanding indebtedness, totaling in aggregate approximately $9.6 million to equity upon consummation of the initial public offering: John Pappajohn ($6,750,000), NNJCA ($500,000), Mark Oman ($1,250,000), DAM Holdings ($1,000,000) and Dr. R. Chaganti ($135,000). The following debt, totaling in the aggregate approximately $9.5 million will remain outstanding following the initial public offering: Wells Fargo ($6,000,000), Dr. Pecora/NNJCA ($1,500,000) and DAM Holdings ($2,000,000). The Company has also revised its disclosure to clarify the approximate amount of capital the Company needs after the offering to maintain its current operations for the next twelve months.

Exhibits

3.	We note that exhibit 10.72 refers to a $5 million offering. Given the current maximum estimated proceeds, please revise risk factors or where appropriate to clarify the risk that you will be in default on your lease even assuming the over-allotment option is exercised.

Securities and Exchange Commission	March 28, 2013

Response:

The Company notes that exhibit 10.72 refers to an offering with gross proceeds of $5.0 million and has revised its disclosure to clarify that the agreement addresses gross proceeds. The Company has also added disclosure to address the risk of defaulting on its lease.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc: Yvan-Claude Pierre, Reed Smith LLP

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MARCH 27, 2013

600,000 Shares

Common Stock

This is an initial public offering of 600,000 shares of common stock by Cancer Genetics, Inc. No public market currently exists for our common stock. We anticipate that the initial public offering price per share of our common stock will be between $10.00 and $12.00 per share.

We effected a 1-for-2 reverse stock split of our outstanding common stock on February 8, 2013 and a 1-for-2.5 reverse split of our outstanding common stock on March 1, 2013. Prior to this offering, there has been no public market for our common stock and we have not applied for listing or quotation on any national securities exchange. The underwriters have filed applications with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the OTC Bulletin Board (“OTCBB”); however, there is no assurance that such application for quotation will be approved, that an active trading market for our shares will develop, or, if developed, that it will be sustained. We expect to be quoted under the symbol “CGIX.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Discounts and commissions to underwriters(1)	$	$
Offering proceeds to us, before expenses	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting” beginning on page 166 of this prospectus for a description of compensation payable to the underwriters.

We have granted a 45-day option to the representative of the underwriters to purchase up to 90,000 additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment therefor on or about                 , 2013.

Sole Book-Running Manager Aegis Capital Corp	Co-Manager Feltl and Company

                         , 2013

Risks That We Face

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. The risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	we are an early-stage company with a cumulative net loss through December 31, 2012 of approximately $48.9 million and we may never achieve sustained profitability;

•	our business depends upon our ability to increase sales of our laboratory tests and services;

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we will need additional financing to meet our liquidity needs, including approximately $3.5 million to repay outstanding indebtedness due on August 15, 2013; and substantial additional capital to fund our operations thereafter;

•	we need to clinically validate our pipeline of microarray tests currently in development;

•	our business depends on our ability to continually develop and commercialize novel and innovative diagnostic cancer tests and services;

•	our business depends on executing on our sales and marketing strategy for our proprietary tests and gaining acceptance of our tests in the market;

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our business depends on satisfying United States (including FDA) and international regulatory requirements with respect to our tests and services and many of these requirements are new and still evolving;

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our business depends on being able to obtain adequate reimbursement from governmental and other third-party payors for our tests and services (for the year ended December 31, 2012, approximately 18% of our revenues came from Medicare or Medicaid, approximately 37% of our revenue came from direct bill customers and 30% of our revenues came from private insurance carriers and other third party payors);

•	our business depends on our ability to effectively compete with other genomic-based diagnostic tests and services that now exist or may hereafter be developed;

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we need to maintain our clinical collaborations and enter into new collaboration agreements with highly regarded organizations in the cancer field in order to, among other things, have access to both thought leaders in the field and samples to validate our proprietary tests;

•	we depend on our ability to attract and retain scientists, clinicians and sales personnel with extensive experience in oncology, who are in short supply;

•	we need to obtain or maintain patents or other appropriate protection for the intellectual property utilized in our proprietary tests and services; and

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we expect our common stock will be quoted on the Over-the-Counter Bulletin Board, or the OTCBB, which will limit the liquidity and price of our securities more than if we were quoted on a national securities exchange.

in the fourth quarter of 2012. For a more detailed description of our recent borrowings and a description of the quarter to quarter effects of our warrant liability, see the sections entitled “Liquidity and Capital Resources—2012 Convertible Debt Financing Transaction” and “Warrant Liability”. In May 2012, Mr. Pappajohn agreed to convert $2.0 million of debt due pursuant to the terms of the December 2011 credit agreement to common stock at the initial offering price per share. On February 13, 2013, Mr. Pappajohn and NNJCA, which is an entity affiliated with one of our directors, agreed to convert an aggregate of $2.5 million of the remaining $4.0 million outstanding principal amount, due pursuant to the December 2011 credit agreement, to common stock at the initial public offering price per share upon consummation of this offering. On February 13, 2013, DAM agreed to convert $1.0 million of outstanding principal amount due to DAM to common stock at the initial public offering price per share upon consummation of the offering. The Company requested this conversion to assist it in meeting Nasdaq’s initial listing standard for stockholders’ equity (although we subsequently determined that we are not eligible to list on Nasdaq at this time) and in response to market feedback regarding retaining capital in the Company after this offering.

We expect that after the conversions of debt to equity described above, totaling approximately $9.6 million, we will have approximately $9.5 million in indebtedness, which will consist of $6.0 million under our existing line of credit with Wells Fargo, $1.5 million due to Dr. Pecora and NNJCA under the December 2011 financing transaction and $2.0 million due to DAM, shall remain outstanding after this offering. Substantially all of our assets, including our intellectual property, are pledged as collateral under our existing lines of credit and the term loans. Our significant debt could limit our ability to satisfy our obligations, limit our ability to operate our business and impair our competitive position. For example, it could:

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require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	place us at a disadvantage compared to competitors that may have proportionately less debt; and

•	increase our cost of borrowing.

We will need to raise additional capital to repay indebtedness, to fund our existing operations and to develop and commercialize new tests and technologies and expand our operations.

Even after the receipt of proceeds from this offering we will need to raise additional capital to repay approximately $3.5 million in outstanding indebtedness that matures on August 15, 2013. Even if such indebtedness were further extended, we need to secure additional financing to provide cash for normal operations within six months of consummation of this offering. We may need to raise additional capital to satisfy indebtedness of approximately $6.0 million due on April 1, 2014. Additionally, we will need to raise capital to expand our business to meet our long-term business objectives, including to:

•	increase our sales and marketing efforts to drive market adoption and address competitive developments;

•	fund development and marketing efforts of any future tests;

•	further expand our clinical laboratory operations;

•	expand our technologies into other types of cancer;

•	acquire, license or invest in technologies;

If our sole laboratory facility becomes damaged or inoperable, or we are required to vacate the facility, our ability to provide services and pursue our research and development efforts may be jeopardized.

We currently derive substantially all of our revenues from our laboratory testing services. We do not have any clinical reference laboratory facilities outside of our facility in Rutherford, New Jersey. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including fire, flooding and power outages, which may render it difficult or impossible for us to perform our tests or provide laboratory services for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm to our reputation or relationships with collaborators, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our research and development work could be costly and time-consuming to repair or replace.

Additionally, a key component of our research and development process involves using biological samples and the resulting data sets and medical histories, as the basis for our diagnostic test development. In some cases, these samples are difficult to obtain. If the parts of our laboratory facility where we store these biological samples are damaged or compromised, our ability to pursue our research and development projects, as well as our reputation, could be jeopardized. We carry insurance for damage to our property and the disruption of our business, but this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

Further, if our laboratory became inoperable we may not be able to license or transfer our proprietary technology to a third-party, with established state licensure and CLIA accreditation under the scope of which our diagnostic tests could be performed following validation and other required procedures, to perform the tests. Even if we find a third-party with such qualifications to perform our tests, such party may not be willing to perform the tests for us on commercially reasonable terms.

We may be in default of our lease for our Rutherford facility even after this offering.

Pursuant to the terms of our lease for our Rutherford facility, we were required to maintain a letter of credit in the amount of $450,000 to use as a guarantee for the security deposit. In February 2011, we allowed the letter of credit to expire. On April 6, 2012, we reached an agreement with the landlord which requires us to provide a letter of credit in the amount of $250,000 and in exchange, the landlord agreed to forebear taking action to enforce our obligation to maintain the $450,000 letter of credit. The landlord also agreed on April 6, 2012 (amended on March 8, 2013) to reduce our security deposit requirement to a $250,000 letter of credit upon a capital raise of at least $16.0 million by April 30, 2013 and subsequently agreed to reduce our security deposit requirement to a $300,000 letter of credit upon a gross capital raise of at least $5.0 million by April 30, 2013. Even if this offering is successful, if we fail to secure a $300,000 letter of credit in favor of our landlord, we may again be in default of the lease for our principal business premises, which could have a material adverse effect on our business.

If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenues or achieve and sustain profitability.

Our principal competition comes from the existing mainstream diagnostic methods that pathologists and oncologists use and have used for many years. It may be difficult to change the methods or behavior of the referring pathologists and oncologists to incorporate our molecular diagnostic testing in their practices. We believe that we can introduce our diagnostic tests successfully due to their clinical utility and the desire of pathologists and oncologists to find solutions for more accurate diagnosis, prognosis and personalized treatment options for cancer patients.

We may face intellectual property infringement claims that could be time-consuming and costly to defend, and could result in our loss of significant rights and the assessment of treble damages.

From time to time we may face intellectual property infringement (or misappropriation) claims from third parties. Some of these claims may lead to litigation. The outcome of any such litigation can never be guaranteed, and an adverse outcome could affect us negatively. For example, were a third-party to succeed on an infringement claim against us, we may be required to pay substantial damages (including up to treble damages if such infringement were found to be willful). In addition, we could face an injunction, barring us from conducting the allegedly infringing activity. The outcome of the litigation could require us to enter into a license agreement which may not be pursuant to acceptable or commercially reasonable or practical terms or which may not be available at all.

It is also possible that an adverse finding of infringement against us may require us to dedicate substantial resources and time in developing non-infringing alternatives, which may or may not be possible. In the case of diagnostic tests, we would also need to include non-infringing technologies which would require us to re-validate our tests. Any such re-validation, in addition to being costly and time consuming, may be unsuccessful.

Finally, we may initiate claims to assert or defend our own intellectual property against third parties. Any intellectual property litigation, irrespective of whether we are the plaintiff or the defendant, and regardless of the outcome, is expensive and time-consuming, and could divert our management’s attention from our business and negatively affect our operating results or financial condition.

Risks Relating to Our Common Stock and This Offering

We expect our common stock will be quoted on the OTCBB, which will limit the liquidity and price of our common stock more than if we were quoted on the Nasdaq Capital Market, the NYSE MKT or another national securities exchange and result in our stockholders not receiving the benefit of our being subject to the listing standards of a national securities exchange.

Prior to this offering, there has been no public market for our common stock and we have not applied for listing or quotation on any national securities exchange. We expect that our common stock will be quoted on the Over-the-Counter Bulletin Board, or the OTCBB. In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. The underwriters have filed applications with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the OTCBB. FINRA, generally speaking, must approve the first quotation of a security by a market maker on the OTCBB, and there can be no assurance that such an application for quotation will be approved. Additionally there is no guarantee a trading market will develop or be sustained. If no market develops, the holders of our common stock may find it difficult or impossible to sell their shares. Further, even if a market develops, our common stock will be subject to fluctuations and volatility and the stock may be quoted or traded only to the extent that there is interest by broker-dealers in acting as a market maker in our common stock. Despite the Company’s best efforts, it may not be able to convince any broker/dealers to act as a market-maker and make quotations on the OTCBB.

Quotation of our common stock on the OTCBB will limit the liquidity and price of our common stock more than if our common stock were quoted or listed on the Nasdaq Capital Market or the NYSE MKT, which are national securities exchanges. In light of the size of the offering, moreover, there may only be a relatively small number of purchasers in the offering, and this would limit the liquidity of our common stock. Lack of liquidity will limit the price at which you may be able to sell your shares or your ability to sell your shares at all.

Since our securities will be listed on the OTCBB, our securities holders may face significant restrictions on the resale of our securities due to state “Blue Sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (i) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state. We do not know whether our common stock will be registered or exempt from registration under the laws of any state. Since our common stock will be listed on the OTCBB, a determination regarding registration will be made by those broker-dealers, if any, who agree to serve as the market-makers for our common stock. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our common stock. You should therefore consider the resale market for our common stock to be limited, as you may be unable to resell your common stock without the significant expense of state registration or qualification.

If our shares become subject to the penny stock rules, this may make it more difficult to sell our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTCBB does not meet such requirements and if the price of our common stock is less than $5.00, our common stock will be deemed penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stock holders may have difficulty selling their shares.

Investors in this offering may engage in resale transactions only in those states that we have registered this offering and a limited number of other jurisdictions where an applicable exemption from registration exists.

We have applied to register our securities, or have obtained or will seek to obtain an exemption from registration, in Connecticut, the District of Columbia, Florida, Illinois, Iowa, Massachusetts, Minnesota, Nevada, New York, Oregon Virginia and Wisconsin. If you are not an “institutional investor,” you must be a resident of these jurisdictions to purchase our securities in the offering. The definition of an “institutional investor” varies from state to state but generally includes financial institutions, broker-dealers, banks, insurance companies and other qualified entities. However, each state retains jurisdiction to investigate and bring enforcement actions with respect to fraud or deceit, or unlawful conduct by a broker or dealer, in connection with the sale of securities.

The price of our common stock may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

The initial public offering price per share may vary from the market price of our common stock after the offering. If an active market for our stock develops and continues, our stock price nevertheless may be volatile. Market prices for securities of early-stage life sciences companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering

•	the costs of additional general and administrative personnel, including accounting and finance, legal and human resources, as a result of becoming a public company;

•	the costs of developing our anticipated internal sales, marketing and distribution capabilities;

•	our ability to collect revenues; and

•	other risks discussed in the section entitled “Risk Factors”.

Our auditors have issued a going concern opinion on our financial statements, expressing substantial doubt that we can continue as an ongoing business for the next twelve months. With the proceeds of this offering, we believe that we will have sufficient funds to continue our current level of operations for only the next six months. During 2012 and year to date, we are experiencing net cash outflows at our current level of operations of approximately $2.1 million per quarter. Assuming that we continue at our current level of operations after consummation of our initial public offering, we would expect our net cash outflow to decrease by at least $300,000 per quarter, as we would eliminate cash interest expense of approximately $200,000 per quarter from the conversion of $9.6 million of indebtedness to equity. As a result, we expect that we will need approximately an additional $3.6 million to fund our current level of operations for the next twelve months and that approximately six months following completion of this offering we will need to raise additional capital to fund our current level of operations. In addition, we will need to raise additional capital to repay the approximately $3.5 million in outstanding indebtedness that matures on August 15, 2013 and the approximately $6.0 million in outstanding indebtedness that matures on April 1, 2014 or to negotiate further extensions of the maturity dates for such indebtedness. We have commenced negotiations with Wells Fargo and with Mr. Pappajohn, who serves as a guarantor for such outstanding indebtedness, to further extend the April 1, 2014 maturity date. However, there can be no assurances that we will be able to negotiate an extension of the $6.0 million Wells Fargo debt on satisfactory terms or at all.

Furthermore, we will need to raise additional capital to expand our business to meet our long-term business objectives. We expect that our operating expenses and capital expenditures will increase in the future as we expand our business. We plan to increase our sales and marketing headcount to promote our new clinical tests and services and to expand into new geographies and to increase our research and development headcount to develop and validate the proprietary tests currently in our pipeline, to expand our pipeline and to perform work associated with our research collaborations. We also expect that our costs of collaborations with research and academic institutions will increase in the future as such institutions begin to view us as a commercial company. For example, in 2011 we entered into an affiliation agreement to form a joint venture with the Mayo Foundation for Medical Education and Research pursuant to which we expect to make capital contributions of $6.0 million over the next three years, subject to negotiating an extension of that agreement, which negotiations have commenced, and the joint venture entity’s achievement of certain operational milestones. Until we can generate a sufficient amount of revenues to finance our cash requirements, which we may never do, we will need to continue to raise additional capital to fund our operations.

We may raise additional capital to fund our current operations and to fund expansion of our business to meet our long-term business objectives through public or private equity offerings, debt financings, borrowings or strategic partnerships coupled with an investment in our company or a combination thereof. If we raise additional funds through the issuance of convertible debt securities, or other debt securities, these securities could be secured and could have rights senior to those of our common stock. In addition, any new debt incurred by the Company could impose covenants that restrict our operations. The issuance of any new equity securities will also dilute the interest of our current stockholders. Given the risks associated with our business, including our unprofitable operating history and our ability to develop additional proprietary tests, additional capital may not be available when needed on acceptable terms, or at all. If adequate funds are not available, we will need to curb our expansion plans or limit our research and development activities, which would have a material adverse impact on our business prospects and results of operations. For further discussion of the impact of our present

JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its shareholders that restricts or prohibits the sale of securities held by the emerging growth company or its shareholders after the initial public offering date.

Right of First Refusal. Subject to certain limited exceptions, until twelve (12) months after the closing date of this offering, the Representative has a right of first refusal to purchase for its account or to sell for our account, or any subsidiary or successor, any securities of our company or any such subsidiary or successor which we or any subsidiary or successor may seek to sell in public or private equity and public debt offerings during such twelve (12)-month period.

OTC Quotation. Prior to this offering, there has been no public market for our common stock and we have not applied for listing or quotation on any national securities exchange. The underwriters have filed applications with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the OTC Bulletin Board (“OTCBB”); however, there is no assurance that such application for quotation will be approved, that an active trading market for our shares will develop, or, if developed, that it will be sustained. We expect to be quoted under the symbol “CGIX.”

Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

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Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

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Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

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Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.